Filed by SandRidge Energy, Inc.

pursuant to Rule 425 under the Securities

Act of 1933, as amended, and deemed filed

pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended

Subject Company: Arena Resources, Inc.

Commission File No.: 001-31657

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Portions of this communication are being made in respect of the proposed business combination involving SandRidge Energy, Inc. and Arena Resources, Inc. In connection with the proposed transaction, SandRidge Energy, Inc. has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus (Registration No. 333-166141), and each of SandRidge Energy, Inc. and Arena Resources, Inc. may file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus was mailed to stockholders of SandRidge Energy, Inc. and Arena Resources, Inc. Investors and security holders of SandRidge Energy, Inc. and Arena Resources, Inc. are urged to read the Joint Proxy Statement/Prospectus and other documents filed with the SEC carefully in their entirety when they become available because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by SandRidge Energy, Inc. and Arena Resources, Inc. through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained by directing a request to SandRidge Energy, Inc., 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102, Attention: Investor Relations, or by directing a request to Arena Resources, Inc., 6555 South Lewis Avenue, Tulsa, Oklahoma 74136, Attention: Investor Relations.

SandRidge Energy, Inc., Arena Resources, Inc and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SandRidge Energy, Inc.’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on March 1, 2010, and its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 26, 2010, and information regarding Arena Resources, Inc.’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on March 1, 2010 and its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on October 29, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

Safe Harbor Language on Forward Looking Statements:

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements express a belief, expectation or intention and are generally accompanied by words that convey projected future events or outcomes. The forward-looking statements include statements relating to when the companies expect to close the proposed transaction. The forward-looking statements also include statements about anticipated timing for filings with regulatory agencies, stockholder meetings and closing of the proposed merger. We have based these forward-looking statements on our current expectations and assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including the ability to obtain governmental approvals of the merger on the proposed terms and schedule, the failure of SandRidge Energy, Inc. or Arena Resources, Inc. stockholders to approve the merger, the risk that the businesses will not be integrated successfully, credit conditions of global capital markets, changes in economic conditions, regulatory changes, and other factors, many of which are beyond our control. We refer you to the discussion of risk factors in Part I, Item 1A—“Risk Factors” of the Annual Report on Form 10-K filed by SandRidge Energy, Inc. with the SEC on March 1, 2010; Part II, Item 1A – “Risk Factors” of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed by SandRidge Energy, Inc. with the SEC on May 7, 2010; and Part I, Item Safe Harbor Language on Forward Looking Statements: 1A—“Risk Factors” of the Annual Report on Form 10-K filed by Arena Resources, Inc. with the SEC on March 1, 2010. All of the forward-looking statements made in this press release are qualified by these cautionary statements. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on our company or our business or operations. Such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. We undertake no obligation to update or revise any forward-looking statements.

Following is an unofficial transcript of an interview with SandRidge Energy, Inc. CEO Tom L. Ward today on CNBC’s “Mad Money with Jim Cramer,” which was televised on May 24, 2010.

Jim Cramer: Holy cow. The oil stocks have just gotten pounded as the price of crude has plummeted, but tonight we want to take a look at speculative oil and gas name that may have fallen too far and too fast. Talking about SandRidge Energy, SD for all you home gamers. Now, I recommended SandRidge on March 19th off of a “mad mail question.” Stock was then at $7.44, okay it’s down 27% to $5.40, its 52 week low. So, mea culpa. I got it wrong, alright, and believe me I am beating myself up over it with the full cat o’nine tails, self flagellation treatment. You can see the scars if I took my incredibly cheap Century 21 twenty… twenty three dollar shirt off, but I will spare you the display just this once. I said SandRidge made sense, not just as an earnings story but possibly as a takeover target. Instead of being acquired, though, they went out and bought another company, Arena Resources, for $40.00 a share. Mostly stock-based deal. That put pressure on the stock along with the disappointing quarter SandRidge reported on May 6th. The analysts say disappointing. It’s not necessarily my judgment, okay. With earnings coming in a penny per share when Wall Street was looking for 18 cents. The big decline in the price of oil hurt, so did some disappointing drilling in the western part of Texas. They have all combined to put this stock in a real house of pain, really more of a mansion of pain or maybe a fortress of pain. If you own this one you’re probably feeling like you’re living in the Chateaux Marquis de Sade. SandRidge deserved a haircut and maybe it deserved a total head shave, which I’ve been thinking about, but it got a beheading. I don’t think it deserves to be down this much. Think about it, the price of oil is down 13% since I recommended the stock March 19th, $80 barrel to $70 barrel. Stock is down 27%, double the size of crude’s decline. Plus, I think the Arena Resources acquisition, which will increase SandRidge’s oil exposure relative to natural gas, taking it 48% oil to 57% oil, makes a lot of sense. I still like SandRidge’s assets in west Texas, the Permian basin, Oklahoma. With nat gas going nowhere despite my best attempts to change that, the more oily the better. On the other hand, the company lowered its production guidance 2010 when it reported its latest quarter. Also, increased its finding cost by forecasts of 6%. Maybe we got SandRidge wrong once, but perhaps now it’s come down enough to be worth buying. Some of these issues are going to be cleared up. I’m going to talk to Tom Ward. He’s the terrific CEO of SandRidge. He’s a brilliant guy also, co-founded Chesapeake Energy. I’ve known this guy for years and we’re going to find out what’s going on. Mr. Ward, welcome to “Mad Money.” How you doin’?

Tom L. Ward: Good to see you, thank you.

Cramer: Have a seat, have a seat. We know oil is down, but your company has really been punished for growing, basically, and for maybe missing a quarter and yet, you have a long history, you personally, have a long history of making money for your partners. So, where do we come down here for five bucks? What are we thinking?

Ward: Well, we have a very balanced company that is both oil and natural gas, so what we think is that we’ve taken the right disciplined management approach to be able to grow in either environment. With the acquisition of Arena Resources, we will be able to grow in either of these environments and we can have our growth in either oil or gas. In fact, we have over $3 billion worth of revenue hedged through 2012 on the oil side.

Cramer: Okay, so can you reveal where your hedges would be because oil down here at 70— still pretty good.

Ward: Sure, at $87 per barrel.

Cramer: So, you got it locked in.

Ward: Nearly $3 billion from 2010 to 2012.

Cramer: So, maybe people are upset for trimming the guidance here, but you did something very right that a lot of the investors are not aware of at all.

Ward: Sure. We moved from a natural gas company to an oil company. In fact, next year in 2011, we will have over 70% of our revenues will come from oil.

Cramer: I know this deal closes, what…imminently?

Ward: Yes, June 8th.

Cramer: And you do not think you over paid in retrospect? You like this deal? You don’t have any second thoughts, any buyer’s remorse?

Ward: No, we love this deal because it was the one-two punch that allowed us to move into oil. Not only did we buy oil when we were a natural gas company. First we hedged our natural gas in 2008 through 2010. In fact, this year we will get $9.15 for our gas in 2010 and then we did the one-two punch of buying oil and hedging it. So we bought oil, made 70% of our revenues. And we’re balanced oil or we can drill natural gas and we have $87 dollars in that hedged out through 2012.

Cramer: Okay, so, Tom, basically —your balance sheet risks is that you don’t have any debt come due for a while so it’s minimal, right?

Ward: Our first debt is due in 2014. We have a $850 million dollar credit facility. We are in great shape.

Cramer: How about this, a lot of these analyst were upset about the West Texas Overthrust that you came up with what, look you’re a wildcatter, you came up with something that was not a dry hole, I’m not going to call it a dry hole because it was not a dry hole. People were upset because you did not have something bigger out west because they’re used to you hitting big.

Ward: Well, actually it was a great discovery, but there is no reason to continue to drill for natural gas today. We have 10 rigs running in our Piñon Field. We were projected to have 18 rigs running. But we decided to have that management discipline that we needed in order to back off of our drilling and there’s where we missed our numbers for the first quarter. But we also spent less on our capex. So our growth is really tied to making the most we can with the smallest amount spent. So, minimizing capex to capture EBITDA.

Cramer: But why didn’t you explain that more ahead that you would do that because the analysts seemed completely baffled and yet that is total common sense approach.

Ward: Well, I mean they shouldn’t be. They shouldn’t be baffled because we projected after the first of the year that we were going to move down our drilling in gas. So we’ve increased our oil drilling from 2 rigs to 14 rigs just in the first quarter. Our oil production is moving up tremendously.

Cramer: Absolutely, okay now there was this terrific presentation. I always urge people to go online. The RBS high yield conference…this was May 13th. In it you have an interesting question. Simple macro oil theory on why oil is difficult to find companies focused on natural gas. Now, I look at this. And you ask the question why, why is BG, Devon, Exxon, Mitsui, Stat Oil, Total. I mean if you have got all this natural gas, when are you going to get a call from these guys?

Ward: Well, we have not only natural gas, but we are balanced on oil also.

Cramer: Right, but I’m saying natural gas. The foreign guys clearly believe in our natural gas story even though American guys don’t, right, even our government doesn’t?

Ward: Absolutely, and we are bullish long term natural gas. That’s how come we kept our natural gas in the West Texas Overthrust and balanced it with oil in the Permian basin. And it’s all conventional so we drill vertical wells in limestones and sandstones and it’s all within 60 miles of our base in Fort Stockton, Texas.

Cramer: One last question. I know you’re a money where your mouth is guy, is this going to be one of those situations where we look back and we say, wait a second we didn’t like, but Tom Ward was in there buying the heck out of it?

Ward: Well, I’m extremely bullish on my company so we look at every opportunity to be able to say this is a buy.

Cramer: Alright. That’s Tom Ward, Chairman, President, and CEO of SandRidge Energy. I am a believer and it does not seem that a lot of other people are but at $5.00 it’s certainly cheaper and better then it was at $7.00. After the break, I’ll try to make you even more money. Thank you, Tom. It’s good to see you.